Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-4) and related Prospectus of Excel Maritime Carriers Ltd. in relation to the proposed merger transaction with Quintana Maritime Limited and the registration of Excel Maritime Carriers Ltd.’s Class A common shares to be received by Quintana Maritime Limited’s shareholders as part of the merger consideration and to the incorporation by reference therein of our report dated April 25, 2007, with respect to the consolidated financial statements of Excel Maritime Carriers Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Athens, Greece

February 15, 2008